SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          Tyco International Ltd.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, par value $.50 per share
       ____________________________________________________________
                      (Title of Class and Securities)
                                90212-01-0
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                              William Shannon
                             Company Secretary
                   Tyco Investments (Australia) Limited
                             ACN 000 079 078
                                 Suite 1
                          133 Alexander Street
                   Crows Nest, N.S.W. 2065, Australia

                             61-2-2-965-7255
   _____________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

   Copy to:

   Alan C. Myers
   Skadden, Arps, Slate, Meagher & Flom
   919 Third Avenue
   New York, New York  10022
   (212) 735-3000

   June 8, 1994
   ____________________________________________________________
   (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the
        subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )


   SCHEDULE 13D

   CUSIP No. 90212-01-0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Tyco Investments (Australia) Limited (ACN 000 079 078)
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
   Australia
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      4,,650,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                                   0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        4,650,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,650,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        10.03%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        HC
   _________________________________________________________________


                    This Amendment No. 9 amends the Statement on
          Schedule 13D dated June 5, 1990, as heretofore amended (the "Schedule 13D"), filed by Tyco Investments (Austra-lia) Limited ("TIAL") relating to the common stock, par value $.50 per share (the "Common Stock"), of Tyco Inter-national Ltd., a Massachusetts corporation (the "Issu-er"). Capitalized terms used and not defined herein shall have the respective meanings ascribed thereto in the Schedule 13D.

          Item 5. Interest in Securities of the Issuer.

                  Item 5. is amended as follows:

                  (a),(c) On June 8, 1994, TIAL sold to Tyco the Warrants to acquire an additional 5,000,000 shares of Common Stock for $600,000 pursuant to a Warrant Repur-chase Agreement, dated June 8, 1994, between Tyco and TIAL, a copy of which is attached hereto as Exhibit N and is incorporated herein by reference. As a result, TIAL is the record and beneficial owner of 4,650,000 shares of Common Stock, representing approximately 10.03% of the total of the 46,354,193 shares of Common Stock outstand-ing as of May 6, 1994 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1994).

          Item 7. Material to be Filed as an Exhibit.

                  The following document is attached hereto as an
          Exhibit:

          Exhibit N    Warrant Repurchase Agreement, dated as of
                       June 8, 1994, between Tyco and TIAL.


                                  SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Tyco Investments
                                           (Australia) Limited

          Dated:  June 10, 1994         By:   /s/ William Shannon
                                           Name:  William Shannon
                                           Title: Company Secretary


                                EXHIBIT INDEX

          Exhibit                                         Page No.

          Exhibit N     Warrant Repurchase Agree-
                        ment, dated as of June 8,
                        1994, between Tyco and TIAL


                                                          EXHIBIT N

                         WARRANT REPURCHASE AGREEMENT

          This WARRANT REPURCHASE AGREEMENT, dated as of June 8, 1994, is made and entered into by and between TYCO IN-VESTMENTS (AUSTRALIA) LIMITED, a company incorporated in New South Wales, Australia ("TIAL") and TYCO INTERNATION-AL LTD., a Massachusetts corporation ("Buyer").

          In connection with Buyer's acquisition of certain busi-nesses from TIAL (formerly Wormald International Limited) in 1990, Buyer granted to TIAL, pursuant to the terms of a certain Warrant Agreement, dated as of August 1, 1990, between Buyer and Mellon Bank, N.A., as Warrant Agent, warrants to purchase up to an aggregate of 5,000,000 shares of Buyer's common stock, par value $.50 per share (the "Warrants"). As of the date of this Agreement, TIAL is the sole record and beneficial owner of all such Warrants.

          NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto, intend-ing legally to be bound, hereby agree as follows:

          1.SALE AND PURCHASE. Subject to and upon the terms and conditions set forth in this Agreement, TIAL hereby sells, assigns, transfers, conveys and delivers to Buyer, and Buyer hereby purchases from TIAL, all of the Warrants for a purchase price of $0.12 per Warrant or an aggregate purchase price of $600,000, payable by bank wire transfer of immediately available funds to an account of TIAL specified in writing to Buyer. TIAL hereby delivers to Buyer, free and clear of any liens, claims, charges, security interests or other legal or equitable encum-brances, limitations or restrictions of any kind (collec-tively, "Liens"), Warrant certificates representing all of such Warrants, duly endorsed in blank for transfer.

          2.REPRESENTATIONS AND WARRANTIES OF TIAL. TIAL hereby represents and warrants to Buyer as follows:

                    2.1. Organization and Qualification. TIAL is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business and to own, lease or operate its properties as and in the places where such business is now conducted or such properties are owned, leased or operated.

                    2.2. Title to the Warrants. TIAL is the sole record and beneficial owner of all of the Warrants, and has valid and marketable title to all of such Warrants, free and clear of any Liens, subject to the restrictions existing under the Standstill Agreement, dated as of August 1, 1990, by and among Buyer, TIAL and Netherlands Engineering Services B.V., and other applicable securi-ties laws. Upon consummation of the transactions contem-plated by this Agreement, Buyer shall acquire valid and marketable title to the Warrants, free and clear of all Liens.

                    2.3. Authorization and Validity of Agreement. TIAL has all requisite legal capacity, power and authori-ty to enter into this Agreement and to perform its obli-gations hereunder. This Agreement has been duly autho-rized, executed and delivered by TIAL and constitutes the valid and binding obligation of TIAL, enforceable against TIAL in accordance with its terms, subject to bankruptcy, insolvency or other laws affecting the rights of credi-tors generally. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby by TIAL will conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under (i) the Certificate of Incorporation or By-laws (or any equiva-lent document) of TIAL or (ii) any material contract, lease, loan agreement, mortgage, security agreement or other material agreement or instrument to which TIAL is a party or by which TIAL is bound.

                    2.4. Access to Information and Determination to Sell. TIAL has received such information regarding the business, financial condition and prospects of Buyer as it has deemed necessary in connection with the trans-actions contemplated by this Agreement and has otherwise had the opportunity to make inquiries of Buyer in connec-tion therewith. TIAL acknowledges and confirms that its decision to enter into this Agreement and to sell the Warrants to Buyer at the purchase price provided for by this Agreement were based upon its independent analysis of Buyer and Buyer's business, financial condition and prospects.

               3. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby represents and warrants to TIAL as follows:

                    3.1. Organization and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business and to own, lease or operate its properties as and in the places where such business is now conducted or such properties are owned, leased or operated.

                    3.2. Authorization and Validity of Agreement. Buyer has all requisite legal capacity, power and author-ity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Buyer and consti-tutes the valid and binding obligation of Buyer enforce-able against Buyer in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally. Neither the execution, delivery or performance of this Agreement nor the consum-mation of the transactions contemplated hereby by Buyer will conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under (i) the Certificate of Incorporation or By-laws of Buyer or (ii) any material contract, lease, loan agree-ment, mortgage, security agreement or other material agreement or instrument to which Buyer is a party or by which Buyer is bound.

               4.   MISCELLANEOUS.

                    4.1.   Governing Law; Jurisdiction.  THIS
          AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH, AND GOVERNED BY, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF THE CONFLICT OF LAWS THEREOF. Each of Buyer and TIAL consents and submits to the jurisdiction of any state court sitting in the County of New York or Federal court sitting in the Southern District of the State of New York in connection with any dispute arising out of or relating to this Agreement, and further waives any objection to the laying of venue in such courts and any claim that any such action has been brought in an inconvenient forum.

                    4.2. Entire Agreement. This Agreement con-tains the entire understanding between the parties hereto with respect to the transactions contemplated hereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.

                    4.3. Survival of Provisions. The respective representations and warranties contained in this Agree-ment shall survive the consummation of the transactions contemplated by this Agreement, and shall remain opera-tive regardless of any disclosure to, or investigation made by or on behalf of, such party on or before the date hereof.

                    4.4.   Counterparts.  This Agreement may be
          executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.


                    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective offi-cers thereunto duly authorized on the date first written above.

                                   TYCO INTERNATIONAL LTD.

                                   By:   /s/ Irving Gutin
                                      Name:  Irving Gutin
                                      Title: Senior Vice President

                                   TYCO INVESTMENTS (AUSTRALIA) LIMITED

                                   By:   /s/ William Shannon
                                      Name:  William Shannon
                                      Title: Company Secretary

                   [SIGNATURE PAGE FOR WARRANT REPURCHASE AGREEMENT]